

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Patrick Bracewell
President and Chief Executive Officer
Amalgamated Specialty Group Holdings, Inc.
8401 Connecticut Avenue, Suite 300
Chevy Chase, MD 20815

**Re: Amalgamated Specialty Group Holdings, Inc.
Amendment No. 3 to
Offering Statement on Form 1-A
Filed December 17, 2021
File No. 024-11534**

Dear Mr. Bracewell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Offering Statement on Form 1-A
Item 1. Issuer Information, page 2

1. We note Part I discloses "Amalgamated Specialty Group Holdings, Inc." while the repeat disclosure in Part II & III discloses "Forge Group, Inc." as the issuer. Please revise to consistently disclose the current name of the issuer as specified in their charter.

Offering Circular Summary
Conditions to Completion of the Conversion and this Offering, page 8

2. Please discuss in greater detail, where appropriate, the controlling interests expected to be

held by MCW and MCIF following completion of the offering and the conversion (e.g., any ability to control corporate actions of the company) and any conflicts of interest between MCW, MCIF and purchasers in the offering. Please also add related risk factor disclosure.

MD&A
Right-of-Use Asset and Operating Lease Liability, page 66

3. We note the disparity between the impairment of RoU amounts shown in the three tables, and the narrative beneath those tables regarding which periods have impairment. Please revise to clarify which periods had impairments, the reason for each, and if you expect this trend to continue.

The Conversion and Offering
Proposed Management Purchases, page 110

4. We note your disclosure that MCIF, an investment fund managed by Mutual Capital Investment Advisors, LLC, of which Jason Wolfe is the President and Chief Executive Officer, intends to purchase up to 550,000 shares of your common stock in the public offering. Noting your disclosure on page 8 that following completion of the offering, MCIF is expected to own in excess of 20% of your outstanding capital stock and will be considered a controlling party of ACIC, please tell us whether Mr. Wolfe is expected to be deemed an independent director following completion of the offering and revise the "Management" section as applicable.

5. We note your disclosure on page 111 that each of MCW, MCIF and Roumell Opportunistic Value Fund intends to purchase certain amounts of shares in the public offering. Please revise to clarify whether they have any agreements or obligations to do so. If applicable, please disclose the material terms of any such agreements. We may have further comment based upon your revisions.

Management
Executive Compensation, page 126

6. We note that subsequent to the filing of Amendment No. 3 to Form 1-A, the company's fiscal year ended. Accordingly, your next amendment should include updated executive compensation information for the fiscal year ended December 31, 2021.

Index to F/S, page F-1

7. Please revise to provide the unaudited interim financial statements for American Risk Management, Inc. for the six months ended June 30, 2021, as required by Form 1-A Part F/S(c)(1) and Regulation S-X Rule 8-04 for businesses acquired by the Issuer, or tell us why you believe they are not required, including your supporting analysis for that conclusion.

General

8.   We note that you have changed your name from Amalgamated Specialty Group Holdings, Inc. to Forge Group, Inc. Please ensure that your information is updated on EDGAR to reflect this change.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance